CUSIP No. 630104305	SCHEDULE 13D	Page 1 of 8

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NantHealth, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

630104305

(CUSIP Number)

Summus Holdings, LLC

Attn: Rao Haris Naseem

2871 Lake Vista Drive, Suite 210

Lewisville, Texas 75067

Telephone: (940) 442-5209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. Summus Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None (See Item 5)
	8.	Shared Voting Power: 3,846,154 shares (See Item 5)
	9.	Sole Dispositive Power: None (See Item 5)
	10.	Shared Dispositive Power: 3,846,154 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,846,154 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 14% (See Item 5)*
14.	Type of Reporting Person (See Instructions) OO

*

This percentage is calculated based upon (x) 3,846,154 shares of the Issuer’s Common Stock (as defined below) beneficially owned by Summus Holdings, LLC (‘‘Summus Holdings”), divided by (y) 27,471,346 shares of the Issuer’s Common Stock outstanding, as of September 6, 2023, as provided by the Issuer.

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1.	Names of Reporting Person: Rao Haris Naseem
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None (See Item 5)
	8.	Shared Voting Power: 3,846,154 shares (See Item 5)
	9.	Sole Dispositive Power: None (See Item 5)
	10.	Shared Dispositive Power: 3,846,154 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,846,154 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 14% (See Item 5)*
14.	Type of Reporting Person (See Instructions) I

*

This percentage is calculated based upon (x) 3,846,154 shares of the Issuer’s Common Stock held by Summus Holdings, divided by (y) 27,471,346 shares of the Issuer’s Common Stock outstanding, as of September 6, 2023, as provided by the Issuer. Dr. Naseem may be deemed to beneficially own, and share voting power and investment power with Summus Holdings over, all shares of the Issuer’s Common Stock beneficially owned by Summus Holdings.

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Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed jointly by:

(i) Dr. Rao Haris Naseem, a natural person and citizen of the United States; and

(ii) Summus Holdings, LLC, a limited liability company organized under the laws of the State of Texas (‘‘Summus Holdings’’).

The persons and entities listed in items (i) and (ii) above are collectively referred to herein as the “Reporting Persons.”

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1.

(b) The address of the principal business and principal office, as applicable, of each of Dr. Naseem and Summus Holdings is 2871 Lake Vista Drive Lewisville, Texas 75067.

(c) The principal business of Summus Holdings is to invest in and be a holding company for healthcare and technology companies. Dr. Naseem is a member, manager and chief executive officer of Summus Holdings and thus may be deemed to control Summus Holdings. Dr. Naseem is a director and Chief Executive Officer of the Issuer.

(d) During the past five years, none of the Reporting Persons, or to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons, or to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Summus Holdings purchased $1.5 million of shares of Common Stock at a purchase price of $0.39 per share on August 28, 2023 pursuant to the Stock Purchase Agreement (as defined below).

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present board of directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer’s charter or by-laws; (f) the shares of the Issuer ceasing to be listed from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Rao Haris Naseem, is a director and the Chief Executive Officer of the Issuer.

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The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes and may dispose of or enter into other transactions in the shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer’s management, the Issuer’s board of directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Summus Holding beneficially owns 3,846,154 shares of the Issuer’s Common Stock, representing approximately 14% of the outstanding Common Stock.

Dr. Rao Haris Naseem may be deemed to beneficially own, and share voting power and investment power over, all shares of the Issuer’s Common Stock described above as being owned by Summus Holdings. As a result, Dr. Naseem may be deemed to beneficially own, in the aggregate, 3,846,154 shares of the Issuer’s Common Stock, representing approximately 14.0% of the outstanding Common Stock of the Issuer.

For purposes of this Item 5(a) and (b), the percentages are calculated based upon (x) the shares of the Issuer’s Common Stock beneficially owned by the Reporting Person, divided by (y) the sum of27,471,346 shares of the Issuer’s Common Stock outstanding as of September 6, 2023 as provided by the Issuer.

(c) The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference. Except as otherwise set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons or any other person listed under Item 5(a) has effected any transaction in the Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 28, 2023, the Issuer entered into a Stock Purchase Agreement (the “Purchase Agreement”) with certain institutional and accredited investors, each as listed as signatories to the Purchase Agreement (the “Purchasers”), including Summus Holdings, LLC (‘“Summus Holdings’’), an affiliate of Dr. Rao Haris Naseem, the Chief Executive Officer, a director and a significant stockholder of the Issuer, to issue and sell up to an aggregate of 24,896,248 shares of the Issuer’s common stock, par value $0.0001 per share (‘‘Common Stock”), in a private placement (the “Private Placement”). In the Private Placement, Summus Holdings purchased (a) 3,846,154 shares of Common Stock at a price per share of $0.39, which is equal to the most recent quoted price of the Issuer’s Common Stock on the OTCQB Venture Market on August 25,2023. The source of funds for the transaction was capital contributions to the Issuer from Summus Holdings and other investors.

The Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1 (k)(l) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

CUSIP No. 630104305	SCHEDULE 13D	Page 6 of 8

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

99.1	Joint Filing Agreement, dated as of September 22, 2023, by and between Summus Holdings, LLC, and Rao Haris Naseem.

99.2	Stock Purchase Agreement, dated August 28, 2023, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-37792) filed with the SEC on August 30, 2023).

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: September 22, 2023

SUMMUS HOLDINGS, LLC

By:	/s/ Rao Haris Naseem
Its: Manager and CEO

RAO HARIS NASEEM

/s/ Rao Haris Naseem

CUSIP No. 630104305	SCHEDULE 13D	Page 8 of 8

Exhibit Index

Exhibit Number	Description

99.1	Joint Filing Agreement, dated as of September 22, 2023, by and between Summus Holdings, LLC and Rao Haris Naseem.

99.2	Stock Purchase Agreement. dated August 28, 2023. by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-37792) filed with the SEC on August 30, 2023).